UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AI

21004618

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

SEC FILE NUMBER
8-65284

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integral Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1072 S. De Anza Blvd. Suite A 205
(No. and Street)

(City)	(State)	95129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anson, Brian W.
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd., Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Weiming Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integral Financial LLC, as of January 19 th, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Weiming Ho 01/19/2021

Signature

President

Title

Michelle Antonowicz 01-19-21

Notary Public

MICHELLE ANTONOWICZ
Notary Public - California
Santa Clara County
Commission # 2195590
My Comm. Expires Jun 1, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of Integral Financial, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Integral Financial, LLC as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Integral Financial, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integral Financial, LLC management. My responsibility is to express an opinion on Integral Financial, LLC financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Integral Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Integral Financial, LLC's financial statements. The Supplemental Information is the responsibility of the Integral Financial, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Integral Financial, LLC auditor since 2020.

Tarzana, California

January 19, 2021

Integral Financial, LLC

Financial Statements

For the Year-ended December 31, 2020

Integral Financial, LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash and Cash Equivalents	$ 208,869
Deposit with Clearing Organization	$ 57,144
The Investments, at fair value	
Due from Broker	$ 431,857
Investments in securities, at fair value (cost $206,911)	$ 204,178
Account Receivable	$ 259,772
Automobile, Equipment, Furniture & Fixture, net	$ 55,579
Prepaid Expenses	$ 12,384
Rent Security Deposit	$ 7,600
Total Assets	$1,237,383

Liabilities and Members' Equity

Accounts Payable	$ 941
Loan Payable	$ 191,613
Total Liabilities	$ 192,554
Members' Equity	$1,044,829
Total Liabilities and Members' Equity	$1,237,383

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles followed by Integral Financial, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Integral Financial, LLC (the "Company") was organized in the State of the California on February 8, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in San Jose, California, and has office in Fremont, California.

The Company is authorized to sell corporate equity securities over the counter, corporate debt securities, mutual funds, municipal securities, and variable life insurance or annuities, Consulting Income is earned by assisting brokers study and prepare for FINRA examinations. The Company has approximately 2,500 clients with majority in Northern California.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

The Company has determined that the adoption of ASC Topic 606 has had no impact on the Company.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Income Taxes

The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Under such an election, the Company's federal taxable income is reported by the individual shareholders. The Corporation reports its state taxable income to the State of California and pays a franchise tax on that income. The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2020, the Company's federal and state tax returns generally remain open for the last three years. Income tax expenses for year ended December 31, 2020 is $13,268.00.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The Company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities. The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, which opines on how to report for comprehensive income, establishes requirements for the disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments amongst other items. During the year ended December 31, 2020, the Company had an unrealized gain on an investments available for sale of $42,309. This is noted on the Statement of Comprehensive Income as an unrealized gain and is part of the investments available for sale on the balance sheet.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $948,378 which was $943,378 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness ($941) to net capital was 0.10%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE D – RENT

The Company leases office spaces under a noncancelable operating leases which expires in 2021. Minimum rental payment for the next year is:

Year 2021	$16,200
	$16,200

Rent expense for the year ended December 31, 2020 was $89,900 and is included in the occupancy and equipment expenses in the accompanying Statement of Comprehensive Income. The company adopted ASC Topic 842 standard on leases on January 1, 2020. The Company is not subject to this requirement inasmuch as it has less than one year remaining on its existing lease.

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the straight-line depreciation method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Automobile	5 years	$206,271
Furniture and Equipment	3 – 7 years	17,392
Leasehold Improvements	7 years	0
		$223,663
Less – Accumulated Depreciation		(168,084)
Total		$ 55,579

Depreciation expense was $20,898 for the year December 31, 2020 and is included in the occupancy & equipment expenses in the accompanying Statement of Comprehensive Income.

NOTE F - SUBSEQUENT EVENT

The management has reviewed the results of operations for the period of time from its year end December 31, 2020 through January 19, 2021 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

NOTE G – FAIR VALUE MEASUREMENTS

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities on the New York Stock Exchange as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as of December 31, 2020. There has been no significant or any changes in the methodology for estimating fair value of the Company's financial instruments since December 31, 2020.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs quoted other than quoted prices within Level 1 that are observable For the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors.

Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Cash and cash equivalents

The carrying amount of cash and cash equivalents approximate their fair value because of the short maturity of these instruments. Cash includes US Currency in First Tech Credit Union and Bank of the West Bank Accounts and cash on hand.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that re based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Marketable Securities	$636,035			$636,035
Other	$ 0			$ 0
Totals	$636,035	$0	$0	$636,035

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was a minimal dividend income in relation to this position. The carrying amounts reflected on the balance sheet are the cash cost prices paid for the asset. The fair value of the securities noted have been measured on a recurring basis using Level 1 inputs, which were based on unadjusted quoted market prices traded on the New York Stock Exchange. There have been no changes in valuation techniques.

NOTE H – RETIREMENT

The Company has sponsored a 401k retirement plan with a Company matching provision covering all of its employees. The Company also has a defined benefit plan. The total retirement expense for year 2020 was $487,200.00.

NOTE I – Paycheck Protection Program

On May 5, 2020, the Company was granted a loan in the aggregate amount of $191,613.00. Pursuant to the Paycheck Protection Program (PPP Loan) under the recently enacted Coronavirus Aid Relief and Economic Security Act ("CARES Act") administered by U.S. Small Business Administration. The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration under the CARES Act. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act and the PPP Loan. There can be no assurance that the Company will be granted forgiveness of the PPP Loan in whole or in part.